(Check One):                     UNITED STATES

|X| Form 10-K               SECURITIES AND EXCHANGE
                                   COMMISSION
|_| Form 20-F                Washington, D.C. 20549

|_| Form 11-K
                                                       -------------------------
|_| Form 10-Q                     FORM 12b-25          SEC File Number: 0-4465
                                                       -------------------------
|_| Form N-SAR                                         CUSIP Number: 284739 10 9
                                                       -------------------------
|_| Form N-CSR             NOTIFICATION OF LATE FILING

                       For Period Ended: November 30, 2006

                       |_| Transition Report on Form 10-K

                       |_| Transition Report on Form 20-F

                       |_| Transition Report on Form 11-K

                       |_| Transition Report on Form 10-Q

                       |_| Transition Report on Form N-SAR

                       |_| Transition Report on Form N-CSR

                       For the Transition Period Ended:_________________________



            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

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                         PART I - REGISTRANT INFORMATION

                            eLEC Communications Corp.
         -------------------------------------------------------------
                             Full name of registrant


         -------------------------------------------------------------
                            Former name if applicable

                          75 South Broadway, Suite 302
         -------------------------------------------------------------
            Address of principal executive office (Street and number)

                          White Plains, New York 10601
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                            City, state and zip code

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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.


As a result of the foregoing, our Annual Report on Form 10-K for the year ended November 30, 2006 will be filed on or before March 15, 2007, which is within the extension period provided under Rule 12b-25.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige  (212) 421-4100
-------------------------------


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_|No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

The Company incurred a net loss for the year of $2,345,000, or $0.14 per share, compared to a net loss of approximately $2,266,000, or $0.14 per share for the prior fiscal year. The loss from operations amounted to $2,287,000 in fiscal 2006, an improvement of $115,000, from an operating loss of $2,402,000 reported in fiscal 2005. In conjunction with the planned transition away from a retail wireline telephone service provider to a wholesale broadband telephone service provider, revenues decreased by $7,524,000, or 47% to $8,357,000 in fiscal 2006, from $15,881,000 in fiscal 2005.


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                            eLEC Communications Corp.
         -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 1, 2007
                                             By:   /s/ Paul H. Riss
                                                   -----------------------------

                                                   Paul H Riss

                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).